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                              November 22, 2021

       Jon Winkelried
       Chief Executive Officer
       TPG Partners, LLC
       301 Commerce Street, Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Partners, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
5, 2021
                                                            CIK No. 0001880661

       Dear Mr. Winkelried:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 5, 2021

       Prospectus Summary, page 1

   1. In response to prior comment 4, please provide a description, early in the Prospectus, as to why you are an
"alternative" asset manager, as distinct from non-alternative asset managers. If you
believe that you are distinct from other asset managers because of the way your business is
organized, but are not otherwise distinct, clarify that in the disclosure. Also,
provide us with support for your statement that you have delivered attractive
risk-adjusted returns or revise to state that as a belief. Similarly provide us support for your
statement that you have a distinctive approach and innovative platforms, or revise to state
those as beliefs as well.
 Jon Winkelried
FirstName LastNameJon  Winkelried
TPG Partners, LLC
Comapany 22,
November  NameTPG
              2021 Partners, LLC
November
Page 2    22, 2021 Page 2
FirstName LastName
Risk Factors, page 28

2. We note your response to comment 5. Please revise your disclosure to clearly state which industries the company has invested in in China, and state any material risks associated with each particular industry, or advise.
3. In responding to comment 6, please quantify in the disclosure what portion of the company's business and assets are in Hong Kong.
Our funds invest in companies that are based outside of the United States, page
41

4. Please balance your statement on page 41 that of the funds invested outside of the United
         States, China is second only to India as a location for that investment with your statement on page 43 that "our current investments in companies with significant Chinese operations represent a relatively minor portion of our overall portfolio." Changes in China's governmental policies could have an adverse effect on our business, page 43

5. We note your response to our prior comment 5 and the disclosure that your current investments in companies with significant Chinese operations represents a relatively minor portion of your overall portfolio. Please quantify your investments in companies with significant Chinese or Hong Kong operations to the extent practicable so that investors can assess the risk or advise. Please tell us if you have any funds that only contain investments in Chinese and/or Hong Kong based companies. Please also discuss risks arising from the legal system in China, including risks that the Chinese government may intervene or influence the operations of the Chinese or Hong Kong companies you have investments in at any time, which ultimately may affect your investment in those companies. Please also provide summary risk factor disclosure of the risks regarding your investments in China or Hong Kong based companies with a cross-reference to the more detailed risk factor disclosure later in the prospectus.
Use of Proceeds, page 110

6. We note your response to our prior comment 11. Please also clarify in your disclosure that the company does not currently have plans for future acquisitions.
Regulation under the Investment Company Act, page 215

7. We note your response to our prior comment 15. We have referred your response to this comment to the Division of Investment Management for further review. Please note that the Division of Investment Management may have further comment after reviewing your response.
 Jon Winkelried
TPG Partners, LLC
November 22, 2021
Page 3

       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJon Winkelried                           Sincerely,
Comapany NameTPG Partners, LLC
                                                           Division of
Corporation Finance
November 22, 2021 Page 3                                   Office of Finance
FirstName LastName